SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 20, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

SIGNATURES

Date   April 20, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Deutsche Bank AG’s holding in Metso

(Helsinki, Finland, April 20, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation has been informed about a decrease in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation.

On April 14, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 10,653,332 Metso shares to which they had the dispositive rights. This holding amounts to 7.82 percent of the paid up share capital of Metso Corporation.

As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,898,778 Metso shares to which they had voting rights on April 14, 2005. This voting authority represents 7.27 percent of the total votes of Metso Corporation.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.